Mail Stop 4561

July 16, 2007

<u>VIA U.S. MAIL AND FAX (212) 547-2700</u>

Andrew C. Richardson
Chief Financial Officer
Northstar Realty Finance Corp.
399 Park Ave., 18th Floor
New York, NY 10022

      Re: **Northstar Realty Finance Corp.**
               Form 10-K for Fiscal Year Ended
               December 31, 2006
               Filed March 15, 2007
               Form 10-Q for Quarterly Period Ended
               March 31, 2007
               Filed May 10, 2007
               File No. 001-32330

Dear Mr. Richardson:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 6. Selected Financial Data, page 39

1.   It does not appear you have included all the required selected financial data
        pursuant to Item 301 of Regulation S-K, specifically your redeemable preferred
        stock and your cash dividend declared per common share. Please tell us how you
        have complied with Item 301 of Regulation S-K, or tell us why you believe it was
        not necessary to disclose these items.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Off Balance Sheet Arrangements, page 57

2.   We note you disclose your off-balance sheet arrangements. It does not appear
        that you have provided all the disclosures required by Item 303 of Regulation S-
        K, specifically the amount of cash flows arising from these arrangements. Please
        tell us how you have complied with Item 303 of Regulation S-K, or tell us why
        you believe it was not necessary to disclose this item.

Non-GAAP Financial Measures

Funds from Operations and Adjusted Funds from Operations, page 60

3.   We note you disclose AFFO under the caption non-GAAP financial measures. It
        does not appear that your disclosure comply with Item 10(e) of Regulation S-K.
        Please tell us how you have complied with the disclosure requirements of Item
        10(e) and, within your response, specifically tell us whether management uses this
        measure as a performance or liquidity measure.

Financial Statements

Consolidated and Combined Statements of Operations, page 70

4.   We note that you disclose on the face of the income statements that basic and
        diluted EPS are the same. It also appears that you have issued dilutive
        instruments including the redeemable preferred stock. Please tell us why basic
        and diluted EPS are the same or how you have complied with paragraphs 36 and
        40 of SFAS 128.

Notes to Consolidated and Combined Financial Statements

Note 15. Equity Based Compensation, page 101

5.   It does not appear that you have provided all the required disclosures in
        accordance with SFAS 123(R). Please explain to us how you have complied with
        the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R).

2006 Outperformance Plan, page 104

6.   We note management's use of an appraiser in the estimation process for valuing
        target based compensation plans. As the appraiser appears to be an expert, please
        name the appraiser and provide the appropriate consent.

Note 20. Quarterly Financial Information (Unaudited), page 109

7.   It does not appear you have included all the required quarterly financial
        information pursuant to Item 302 of Regulation S-K, specifically net income.
        Please tell us how you have complied with Item 302 of Regulation S-K, or tell us
        why you believe it was not necessary to disclose this item.

Note 21. Segment Reporting, page 111

8.   We note the real estate debt and real estate securities segments generate income
        from operations by earning positive spreads. Please tell us how you have
        complied with paragraph 27 of SFAS 131 or tell us why you believe it was not
        necessary to disclose interest income and interest expense by segment.

Form 10-Q for the three months ended March 31, 2007

Financial Statements

Condensed Consolidated Statements of Cash Flows, page 4

9.   It does not appear you have disclosed cash paid for interest. Please tell us how
        you have complied with paragraph 29 of SFAS 95, or tell us why you believe it
        was not necessary to disclose this amount.

10.   We note you have disclosed non-cash investing and financing activities. Please
        clarify for us the reason for these non-cash transactions.

Andrew C. Richardson
Northstar Realty Finance Corp.
July 16, 2007
Page 4

Notes to the Condensed Consolidated Financial Statements

Note 8. Borrowings

WA Euro Denominated Note Purchase Agreement, page 13

11.   We note that you have a liability that is denominated in Euros. We note you have
        not discussed your accounting policies for foreign currency transactions in the
        footnotes to your financial statements. Please explain your consideration of this
        loan with respect to SFAS 52.

                                        *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief